Mail Stop 7010

            January 3, 2006

Mr. John U. Clarke
Chief Executive Officer and Chairman of the Board of Directors
NATCO Group Inc.
2950 N. Loop West, 7th Floor
Houston, Texas 77092

	RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, June 30 and September
30,
2005
		File No. 1-15603

Dear Mr. Clarke:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at
(202) 551-3741 or, in his absence, Jeanne Baker, Assistant Chief
Accountant, at (202) 551-3691.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief





??

??

??

??





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE